CONTINENTAL PRECIOUS MINERALS INC.
360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6.
Tel: (416) 361-0737
Fax: (416) 361-0923

October 18, 2005

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-3358

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements and Management Discussion and Analysis for the three months ended August 31st, 2005 for your public files.

If you have any questions regarding the above, please do not hesitate to give me a call.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

Per: Shereen Dorey

/sd

Encls.

Continental Precious Minerals Inc.
Management's Discussion and Analysis – First Quarter ended August 31, 2005

This management discussion and analysis ("MD&A") of results of operations and financial condition of Continental Precious Minerals Inc. ("Continental" or "the Company") describes the operating and financial results of the Company for the three months ended August 31, 2005 ("first quarter 2006"). The MD&A supplements, but does not form part of the financial statements of the Company and should be read in conjunction with Continental's interim unaudited financial statements for the first quarter 2006 and audited statements and related notes for the fiscal year ended May 31, 2005. The Company prepares and files its financial statements in accordance with Canadian generally accepted accounting principles.

Forward-looking Statements
This MD&A contains forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business, the energy market and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made.

Date of MD&A
This MD&A was prepared on October 14, 2005.

Overall Performance
Description of the Business

Continental is a junior natural resource and mining company with equity investments in companies involved in mineral exploration, development and production. Since 1988, the Company has generally acquired mining properties in areas where mineral exploration has been active. These properties were subsequently either sold or farmed out to other companies with Continental normally retaining a residual interest. Since 1998, the Company had not been very active in the exploration field. In the fiscal year ended May 2004, Continental made several attempts to acquire mining companies with existing operations, in 2003 in South Africa, in 2004 in Finland.

In 2000, Continental and several other investors formed a private company called Ekwan Technology Corporation ("Ekwan") to develop and exploit an advanced technology known as airborne hyperspectral remote sensing. Continental's investment in the technology produced a proprietary hyperspectral instrument with related specialized software. Ekwan became operational and Continental intended to commence a large-scale survey in the states of Nevada, Arizona and New Mexico. An agreement to finance the survey was signed with an American exploration company. Ekwan's objective was to use this technology for its own exploration as well as to provide a service to other companies. Since Ekwan exhausted its funds and was unable to continue to develop the technology, Continental wrote off its investment in Ekwan as at May 31, 2005.

On March 22, 2005 Continental announced that it entered into a mineral license agreement to acquire eight mineral exploration licenses (and one additional group of exploration licenses) in Sweden, covering seven uranium deposits, six of which are considered to be advanced stage exploration prospects with gridded, resource definition drilling carried out 25-30 years ago by Sveriges Geologiska Undersokning (Geological Survey of Sweden) and associated state companies.

On April 27, 2005 Continental closed a private placement of 2,205,000 common shares, issued for gross proceeds of $278,100. The shares were issued at a price of $0.12/share, with the exception of 200,000 shares issued to insiders at a price of $0.1875 per share. The proceeds of the private placement are expected to be used to fund the costs of a National Instrument (NI) 43-101 report with respect to eight exploration licenses covering seven uranium deposits in Sweden acquired by Continental and for general working capital purposes. Edward Godin, the President of Continental, and Patricia Sheahan, a director of Continental, participated in the private placement. Subsequently, Edward Godin would hold 1,280,492 common shares (representing 16% of the issued and outstanding shares) and stock options for the purchase of 239,825 common shares and Ms Sheahan would hold 115,000 common shares (representing 1.4% of the issued and outstanding shares) and stock options for the purchase of 150,000 common shares.

On June 14, 2005 Continental announced that it received approval from the TSX Venture Exchange to issue up to 300,000 common shares to Geoforum Scandinavia AB – the vendor of the mineral exploration licenses acquired by the Company in March 2005. Consideration payable by Continental includes $40,000 cash, up to 300,000 shares of Continental in three tranches based on certain conditions, and a 5% net profit interest in any mineral production from the lands covered by the exploration licenses. Continental also announced that it commissioned a NI 43-101 geological report, and that the NEX Board accepted the grant of 339,016 options on March 10, 2005 to Directors at an exercise price of $0.19, and the grant of 54,382 options on March 22 to a consultant at the same exercise price.

On July 29, 2005 Continental issued a detailed news release announcing the results of an NI 43-101 compliant technical report (filed on www.sedar.com) prepared by a "qualified person" with Telluride & Associates. It covers eight mineral exploration licenses in Sweden: seven of the properties covered by the licenses contain drilled uranium deposits and have historical reserve estimates considered to be relevant and reliable as a basis for inferred and indicated resources that meet CIM standards; and one property contains a uranium boulder train occurrence. The Company was continuing to acquire licenses in the region, but had not yet applied for surface or mining rights. Telluride concluded that Continental should view six of eight properties as being generally suitable for immediate economic scoping studies; the Company stated its intention to carry preliminary studies at a cost of approximately US$89,000, and if results were positive and subject to financing, Continental could undertake a drilling program estimated to cost in the range of US$468,000 to $1,283,000.

Subsequent Events

On September 7, 2005 the Company announced that it entered into an agreement with Canaccord Capital Corp. to assist in completing a private placement of two million units of Continental at a price of $0.55/unit. Each unit would consist of one common share, plus one common share purchase warrant entitling the holder to purchase one common share at a price of $0.80 for a period of 12 months following the offering. The securities would be subject to a four-month hold period, and proceeds from the offering were expected to be used to fund exploratory drilling on the Company's mineral properties in northern Sweden.

On October 3, Continental announced that it:

- completed the financing, raising gross proceeds of $1.1 million; Canaccord received a commission of $88,000 cash plus 320,000 broker warrants; the securities are subject to a hold period expiring February 4, 2006,
- obtained the Tier 2 listing of its common shares on the TSX Venture Exchange under the symbol "CZQ", commencing October 5, 2005, and
- appointed Mr. Rui Andrade as the Company's Chief Financial Officer, subject to Exchange approval.

On October 5, 2005 Continental announced that acquired additional licenses from the Inspectorate of Mines in Sweden bringing the Company's total to 35 exploration licenses.

- Regarding the HRU licenses: On the eight licenses subject to the NI 43-101 report, Continental is carrying out preliminary scoping studies to determine the order of priority for drilling targets, intending to carry out a drilling program costing approximately USD $0.4-1.3 million. Continental now holds three additional licenses for exploration in the county of Norrbotten in northern Sweden, covering extensions to known mineralisations over the Pleautajokk and Kvarnan uranium deposits.
- Regarding the Multi-Metal Sediment (MMS) licenses: Continental now holds 18 exploration licenses, covering an area of 97.5 square kilometres, taken out for vanadium and molybdenum, and are centred 23 kilometres southwest of Ostersund in the county of Jamtland. The Company intends investigate deposits in this area, and will seek additional licensing and project financing.

On October 7, 2005 Continental announced that it granted to directors, officers and consultants 340,000 options to purchase common shares of the Company, at an exercise price of $0.90 per share, expiring on October 7, 2010, subject to regulatory approval.

Results of Operations

First Quarter 2006

Continental had no revenue during three months ended August 31, 2005, but reported lower expenses and net loss than in the same period the previous year due mainly to lower management salaries. The Company's financial position improved year-over-year primarily as a result of successful private placements.

Summary of Quarterly Results

The following tables set out financial performance highlights for the past eight quarters.

	First Quarter Aug.31, 2005	**Fourth Quarter** May 31, 2005	**Third Quarter** Feb. 28, 2005	**Second Quarter** Nov.30, 2004
Revenue	$ 0	$ 5,223	$ (111)	$ 0
Expenses (recovery)	53,504	172,114	54,168	(7,399)
Unusual items* (see below)	0	130,539	(7,376)	(6,725)
Net income (loss)	(53,504)	(36,452)	(61,655)	[illegible]74
Net income (loss) per share	(0.01)	(0.01)	(0.01)	0.00
Cash flows from (used in) operating activities	14,352	(25,499)	(77,255)	(79,781)
Cash and cash equivalents, end of period	308,635	451,880	201,959	278,402
Assets	549,066	540,778	384,145	455,556
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

* Unusual items:				
Gain on sale of subsidiary	$ 0	$ 100	$ 0	$ 99
Write-off - Ekwan Technology	0	130,439	0	0
Share of loss – Ekwan Technology	0	0	(7,376)	(6,824)

	First Quarter Aug.31, 2004	**Fourth Quarter** May 31, 2004	**Third Quarter** Feb. 29, 2004	**Second Quarter** Nov.30, 2003
Revenue	$ 2,281	$ 19,343	$ 0	$ 108,899
Expenses	70,011	107,894	75,995	71,831
Unusual items* (see below)	(1,000)	(233,941))	(5,720	7,561
Net income (loss)	(68,730)	(322,492)	(81,205)	44,629
Net income (loss) per share	(0.01)	(0.06)	(0.01)	0.01
Cash flows from (used in) operating activities	(60,107)	(75,543)	(78,614)	14,375
Cash and cash equivalents, end of period	358,183	444,930	493,486	572,100
Assets	438,839	508,693	676,018	762,354
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

* Unusual items:				
Share of income (loss) – Ekwan Technology	$ (1,000)	$ (246,175)	$ (5,720)	$ 7,561
Income tax recovery	0	12,234	0	0

Liquidity and Capital Resources

Continental had working capital of $270,423 as at August 31, 2005 ($472,167 on fiscal year end May 31, 2005) and its cash balance was $308,635 ($451,880 – fiscal year end 2005).

At this time the Company is not anticipating a profit from operations, therefore it will rely on its ability to obtain equity or debt financing for long-term growth.

Based on assumptions about future business development, revenues and costs, Continental expects to have sufficient cash reserves to maintain operation throughout fiscal 2006.

Continental currently does not have any credit facilities with financial institutions, but since no significant capital expenditures are planned, management believes that it can continue operations in the short term with the Company's current capital resources.

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance-sheet arrangements.

Transactions with Related Parties

As at August 31, 2005, Continental's accounts payable and accrued liabilities included an advance of $5,820 (2004 - $6,820), which is interest free and has no fixed repayment terms, from Ed Godin - the Company's President and a Director. The Company entered into a management agreement in December 2004 with Mr. Godin to pay him $2,500/month for two years. Continental has also agreed to repayments totalling $105,000 related to management/consulting services provided by Mr. Godin from October 2003 to November 2004, at a rate of $2,000/month commencing January 2005. As at August 31, 2005, however, Mr. Godin had not made any such repayments and had not received any cash payments for his management services.

Proposed Transactions

There are no proposed transactions at this time.

Critical Accounting Estimates

Continental did not rely on any critical accounting estimates in the most recent fiscal quarter.

Changes in Accounting Policies

There were no changes to accounting policies in the most recent fiscal quarter.

Financial and Other Instruments

The Company has not made use of any hedging or other financial instruments, and is not exposed to significant interest rate nor credit risks arising from its financial instruments.

Risks and Uncertainties

Continental's business of exploring mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and Continental common shares should be considered speculative.

Additional Disclosure for Venture Issuers with no significant revenue

Refer to Supplement I of the unaudited financial statements for the three months ended August 31, 2005.

Disclosure of Outstanding Share Data

Continental's common shares trade on the TSX Venture Exchange under the symbol CZQ. On October 7, 2005, the Company had the following securities outstanding: 10,101,513 common shares; 2,320,000 warrants expiring in 2006; and 1,149,825 options expiring between 2006 and 2010.

Additional Information

Additional information relating to Continental is available on the Internet at the SEDAR website located at www.sedar.com.

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED AUGUST 31, 2005

CONTINENTAL PRECIOUS MINERALS INC.

Responsibility for Financial Statements

The accompanying financial statements for Continental Precious Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2005 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Continental Precious Minerals Inc. have not performed a review of the unaudited financial statements for the three months ended August 31, 2005 and August 31, 2004.

Continental Precious Minerals Inc.
Balance Sheets
(Prepared By Management)

	August 31, 2005 (Unaudited)	May 31, 2005 (Audited)
ASSETS		
Current assets		
Cash	$ 308,635	$ 451,880
Marketable securities (quoted market value - August 31, 2005: $63,745; May 31, 2005: $88,843)	49,472	49,472
Accounts receivable	4,361	10,425
	362,468	511,777
Resource properties (Note 2)	186,598	29,001
	$ 549,066	$ 540,778
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 92,045	$ 39,610
SHAREHOLDERS' EQUITY		
Share capital (Note 3(b))	4,585,479	4,571,479
Obligation to issue common shares	-	14,000
Contributed surplus (Note 3(c))	55,152	45,795
Deficit	(4,183,610)	(4,130,106)
	457,021	501,168
	$ 549,066	$ 540,778

Continental Precious Minerals Inc.
Statements of Operations and Deficit
(Prepared By Management - Unaudited)

	Three Months Ended August 31, 2005	Three Months Ended August 31, 2004
Revenue		
Interest and other income	$ -	$ 265
Gain on sale of marketable securities	-	2,016
	-	2,281
Expenses		
Travel and business development	28,523	13,724
Stock option compensation (Note 3(c))	9,357	-
Office and general	4,475	7,357
Stock exchange fees	3,750	-
Transfer agent and filing fees	3,647	1,140
Management salaries and benefits	2,500	30,000
Shareholder relations	1,252	-
Expense allowance	-	4,500
Professional fees	-	950
Write-down of marketable securities	-	12,340
	53,504	70,011
Net operating loss	(53,504)	(67,730)
Share of loss of Ekwan Technology Corporation	-	(1,000)
Net loss for the period	(53,504)	(68,730)
Deficit, beginning of period	(4,130,106)	(3,963,944)
Deficit, end of period	$ (4,183,610)	$ (4,032,674)
Basic and diluted loss per share (Note 3(d))	$ (0.01)	$ (0.01)

Continental Precious Minerals Inc.
Statements of Cash Flows
(Prepared By Management - Unaudited)

	Three Months Ended August 31, 2005	Three Months Ended August 31, 2004
Cash flows from (used in) operating activities		
Net loss for the period	$ (53,504)	$ (68,730)
Adjustments to non-cash items:		
Stock option compensation (Note 3(c))	9,357	-
Write-down of marketable securities	-	12,340
Gain on sale of marketable securities	-	(2,016)
Share of loss of Ekwan Technology Corporation	-	1,000
Changes in non-cash working capital balances		
Accounts receivable	6,064	(577)
Accounts payable and accrued liabilities	52,435	(2,124)
	14,352	(60,107)
Cash flows from investing activities		
Acquisition of marketable securities	-	(50,940)
Proceeds from sale of marketable securities	-	24,300
Expenditures on resource properties	(157,597)	-
	(157,597)	(26,640)
Decrease in cash during the period	(143,245)	(86,747)
Cash, beginning of period	451,880	444,930
Cash, end of period	$ 308,635	$ 358,183

1. ACCOUNTING POLICIES

Continental Precious Minerals Inc. (the "Company" or "Continental") is a Toronto-based resource enterprise specializing in the acquisition and development of uranium projects globally. At present, the Company's key project is located in Sweden. The Company continues to explore actively for uranium in a number of countries.

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended August 31, 2005 may not be necessarily indicative of the results that may be expected for the year ending May 31, 2006.

The balance sheet at May 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended May 31, 2005. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended May 31, 2005.

2. RESOURCE PROPERTIES

Refer to Supplement I of the August 31, 2005 unaudited financial statements for a breakdown of material costs.

	August 31, 2005 (Unaudited)	May 31, 2005 (Audited)
Residual Interests (1)	$ 1	$ 1
Sweden Uranium Project (1)	186,597	29,000
	$ 186,598	$ 29,001

(1) For a description of these properties, please refer to Note 4 in the audited financial statements for the year ended May 31, 2005 and Note 7(a) of the unaudited financial statements for the three months ended August 31, 2005.

3. SHARE CAPITAL

Refer to Supplement II of the August 31, 2005 unaudited financial statements for disclosure of information relating to the outstanding securities of the Company as at October 3, 2005.

(a) Authorized

Unlimited number of Class A Preference shares
Class A Preference shares are issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance.
Unlimited number of Common shares

3. SHARE CAPITAL (continued)

(b) Issued

	Number of Common Shares	Consideration
Balance, May 31, 2005 (audited)	8,001,513	$ 4,571,479
Issued for uranium licences in Sweden (2)	100,000	14,000
Balance, August 31, 2005 (unaudited)	8,101,513	$ 4,585,479

(2) See Note 10 in the audited financial statements for the year ended May 31, 2005.

(c) Stock Options

The continuity of outstanding options for the purchase of common shares of the Company is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance, May 31, 2005 (audited) and August 31, 2005 (unaudited)	809,825	$0.17

A summary of stock options outstanding is as follows:

Expiry Date	Exercise Price Per Share	Number of Options Outstanding
November 26, 2006	$0.15	80,000
December 9, 2007	$0.10	216,427
March 10, 2010	$0.19	339,016
March 22, 2010	$0.19	54,382
April 6, 2010	$0.20	70,000
April 12, 2010	$0.25	50,000
		809,825

3. SHARE CAPITAL (continued)

(c) Stock Options (continued)

During the period ended August 31, 2005, $9,357 was expensed as stock option compensation with respect to the 513,398 stock options issued in fiscal 2005. The following table outlines the changes to contributed surplus:

		Three Months Ended August 31, 2005
Balance, May 31, 2005 (audited)	$	45,795
Stock option compensation		9,357
Balance, August 31, 2005 (unaudited)	$	55,152

The following table outlines the items contained in contributed surplus:

Option Expiry Date	Number of options vested or expired		Amount Expensed
September 28, 2004	184,309	$	15,113
November 26, 2006	80,000		6,560
March 10, 2010	155,382		21,909
March 22, 2010	24,880		3,483
April 6, 2010	29,225		4,267
April 12, 2010	20,875		3,820
	494,671	$	55,152

The following table sets out the remaining options to be expensed as they vest:

Option Expiry Date	Number of options to be vested		Amount to be Expensed
March 10, 2010	183,634	$	25,892
March 22, 2010	29,502		4,130
April 6, 2010	40,775		5,953
April 12, 2010	29,125		5,330
	283,036	$	41,305

3. SHARE CAPITAL (continued)

(d) Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended August 31, 2005	Three Months Ended August 31, 2004
Numerator of basic and diluted loss per share:		
Loss for the period	$ (53,504)	$ (68,730)
Denominators:		
Weighted average number of common shares	8,086,992	5,796,513
Weighted average number of diluted common shares	8,086,992	5,796,513
Basic loss per share	$ (0.01)	$ (0.01)
Diluted loss per share	$ (0.01)	$ (0.01)

Stock options were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

4. INCOME TAXES

Estimated taxable income for the period is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2005 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

5. RELATED PARTIES NOT DISCLOSED ELSEWHERE

Included in accounts payable and accrued liabilities is an advance totaling $5,820 (2004 - $6,820) from Ed Godin, the Company's director and President. The advance due to the related party is interest free and has no fixed repayment terms.

On December 1, 2004, the Company entered into a management consulting agreement with the President of the Company for the sum of $2,500 per month for a period of two years. The Company also agreed on a repayment schedule, relating to the overpayment for the provision of management/consulting services paid to the President of the Company, covering the period from October 2003 to November 2004 for the total amount of $105,000. The repayment of this amount is on the basis of $2,000 per month commencing on January 30, 2005.

5. RELATED PARTIES NOT DISCLOSED ELSEWHERE (continued)

As of August 31, 2005, the President has not paid the Company any funds in accordance with the repayment schedule. As well, the President has not received a cash payment for his management consultant agreement.

6. SEGMENTED INFORMATION

The Company's operations comprise a single reporting operating segment engaged in mineral exploration through investing in resource properties and other companies who are engaged in mineral exploration. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue and loss for the period also represent segment amounts.

All of the Company's operations, except for the licenses in Sweden and certain residual interests, are located in Canada.

7. SUBSEQUENT EVENTS

(a) Sweden Uranium Project Update

As of October 5, 2005, Continental, as a result of recent licences acquired from the Inspectorate of Mines in Sweden, it now holds a total of 35 exploration licences in Sweden.

(b) Private placement

On October 3, 2005, the Company completed a private placement financing under which it issued 2,000,000 units of the Company at a price of $0.55 per unit, raising aggregate gross proceeds of $1,100,000. Each unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $0.80 until October 3, 2006.

Canaccord Capital Corporation ("Canaccord") acted as agent for the financing and received a cash commission of $88,000 and 320,000 broker warrants. Each broker warrant entitles Canaccord to acquire a common share at a price of $0.80 until October 3, 2006.

The securities issued under the offering are subject to a four month hold period, which expires on February 4, 2006.

The Company also completed the graduation of the Company's listing of its common shares from the NEX Board to Tier 2 of the TSX Venture Exchange, commencing at the opening of trading on October 5, 2005 under the Symbol "CZQ".

The Company also appointed Mr. Rui Andrade as the Chief Financial Officer of the Company. In accordance with the policies of the TSX Venture Exchange, Mr. Andrade's appointment to Chief Financial Officer of the Company is subject to Exchange approval.

(c) Stock Option Issue

Continental granted a total of 340,000 options to purchase common shares of the Company to directors, officers and consultants on October 7, 2005, at an exercise price of $0.90 per share, expiring on October 7, 2010. The grant of options is subject to regulatory approval.

Continental Precious Minerals Inc.
Supplement I to Financial Statements
(Prepared By Management - Unaudited)
Three months ended August 31, 2005

The following is a breakdown of the expenditures on resource properties:

	Three Months Ended August 31, 2005	Three Months Ended August 31, 2004
Residual Interests		
Opening (audited) and ending balance (unaudited)	$ 1	$ 1

	Three Months Ended August 31, 2005	Three Months Ended August 31, 2004
Sweden Uranium Project		
Opening balance (audited)	$ 29,000	$ -
Transportation	7,358	-
Reports and associated costs	61,839	-
Licenses	88,400	-
Ending balance (unaudited)	$ 186,597	$ -

Continental Precious Minerals Inc.
Supplement II to Financial Statements
(Prepared By Management - Unaudited)
Three months ended August 31, 2005

As of October 3, 2005, the following securities were outstanding:

1) 10,101,513 common shares

2) Stock options (See Note 3(c)) and (Note 7(c))

3) Warrants (See Note 7(b))